KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

February 23, 2021

Mr. Ruairi Regan

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Connect Invest II LLC Offering Statement on Form 1-A CIK No. 0001831623

Dear Mr. Regan:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Draft Offering Statement on Form 1-A submitted on February 4, 2021 (the “Offering Statement”), as set forth in your letter dated February 10, 2021 addressed to Mr. Todd B. Parriott, Chief Executive Officer (the “Comment Letter”).  The Company is concurrently filing Amendment No. 2 to the Offering Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Amended Draft Offering Statement

General

1.	We note that you increased the offering amount to $75 million. If you plan to seek qualification of your offering circular prior to March 15, 2021, please reduce the amount of your offering to $50 million. Refer to Securities Act Release No. 33-10884, available at https://www.sec.gov/rules/final/2020/33-10884.pdf, for guidance.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that is will not be seeking qualification of the offering circular prior to March 15, 2021. Accordingly, the offering amount in the Amendment remains at $75 million.

February 23, 2021 Page 2

Liquidity and Capital Resources, page 34

2.	We note your revised disclosure in response to prior comment 5 that stockholders of the Company will acquire additional shares of common stock or make capital contributions in order to provide any required working capital, including the funds necessary to pay the costs of this Offering. Please clarify which stockholders may do this and whether you have any arrangements, understandings or agreements with such stockholders to provide such funding.

Response: In response to the Staff’s comment, the Company has added language on page 34 to provide the disclosure stating that the members of the Company are required by the Company’s operating agreement to make the capital contributions required to pay the Offering expenses. The Company advises the Staff that the operating agreement has been filed as Exhibit 2.2 to the Amendment.

The Manager and the Management Agreement, page 38

3.	We note your response to prior comment 6. Please tell us how you calculated the maximum management fee, given the maximum amount of the Notes you may issue is $75 million.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that given the short amount of time the Notes will be outstanding (from 3- 9 months), the Company does not anticipate having any more than $36 million in Notes outstanding at any given time. As the management fee is based on 1% of the outstanding principal amount of the Notes, the Company expects the maximum amount of the management fee will not exceed $360,000 per annum.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Mr. Todd B. Parriott Connect Invest II LLC